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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                           Genstar Therapeutics Corp.
                        (Formerly known as Urogen Corp.)
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                   917271 108
                                 (CUSIP NUMBER)

                                 Jan Stern Reed
                            Baxter International Inc.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2212
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2002
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format should include a signed original and five
(5) copies of the schedule. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO. 917271 108                                      Page 2 of 7
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Baxter Healthcare Corporation
      IRS Identification No. 36-2604143

      Baxter International Inc.
      IRS Identification No. 36-0781620
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                    (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      Not applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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        NUMBER OF        7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY             0
        OWNED BY         -------------------------------------------------------
         EACH            8     SHARED VOTING POWER
       REPORTING
      PERSON WITH              9,782,139/1/
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                         9     SOLE DISPOSITIVE POWER

                               0
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__________________
/1/ As discussed in Item 5 below, Baxter and Parent may be deemed to share voting power of Baxter's shares of Common Stock (as defined below) with Vascular Genetics Inc.

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10    SHARED DISPOSITIVE POWER

      9,782,139

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,782,139 consisting of:

      .    1,841,219 shares of common stock;
      . 5,830 shares of non-voting Series A preferred stock convertible into 5,830,000 shares of common stock, based on a fixed 1:1000 conversion ratio;
      . 12,890 shares of non-voting Series B preferred stock convertible into 2,010,920 shares of common stock, based on a conversion ratio which became fixed on June 13, 2001; and
      . Warrant to purchase 100,000 shares of common stock at $2.00 per share until February 27, 2005 (as of the date of this filing, the Company's share price is less than $2.00 per share).
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        [X]

      Amount excludes 2,000 shares of non-voting Series C preferred stock of the Company, which shares do not become convertible into common stock until the achievement by the Company of a milestone event that has not occurred and is not expected to occur within sixty days of the date of filing.
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31%/2/
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14    TYPE OF REPORTING PERSON

      CO
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__________________
/2/ Percentage assumes the conversion of the non-voting Series A preferred stock and non-voting Series B preferred stock into Common Stock (as defined below) and the exercise of the warrant for Common Stock. As of the date of this filing, the preferred shares have not been converted into Common Stock and the warrant has not been exercised for Common Stock. The Common Stock currently held by Baxter constitutes approximately 8% of the outstanding Common Stock of the Company.

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                                  SCHEDULE 13D

           This Amendment No. 2 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on March 6, 2002 by Baxter Healthcare Corporation, a Delaware corporation ("Baxter") and Baxter International Inc., a Delaware corporation, and the owner of 100% of the capital stock of Baxter ("Parent"), as amended by Amendment No. 1, filed on March 11, 2002.

ITEM 1.    SECURITY AND ISSUER

           This statement on Schedule 13D relates to the holdings of Baxter of common stock, $0.001 par value per share ("Common Stock"), of GenStar Therapeutics Corp. (formerly known as Urogen Corp.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is:

                                10865 Altman Row
                               San Diego, CA 92121
                                 (858) 450-5949

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is being filed by Baxter and Parent, each of which is a Delaware corporation. The principal executive offices of Baxter and Parent are:

                               One Baxter Parkway
                           Deerfield, Illinois, 60015
                                 (847) 948-2000

           Baxter and Parent are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

           Neither Parent nor Baxter, nor, to the best knowledge of Parent and Baxter, any director or executive officer of Parent or Baxter, during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

           In connection with the Merger (as defined below), on September 20, 2002, Parent and the Company became parties to the GenStar Stockholders Agreement, dated as of September 12, 2002 (the "Stockholders Agreement"), together with Genesis Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of the Company ("Merger Sub"), Vascular Genetics, Inc., a Delaware corporation ("VGI"), and certain other stockholders of the Company listed on Exhibit A to the Stockholders Agreement. The Stockholders Agreement covers an aggregate of 14,827,251 fully diluted shares of Common Stock (the "Covered Shares") (of which Baxter possesses dispositive and/or voting control over 9,782,139 shares) and grants VGI an irrevocable proxy to vote the Covered Shares with respect to the Merger and against any Frustrating Transaction, as defined in the Stockholders' Agreement. Subject to certain limitations, Baxter and the other stockholders are limited from transferring any of the Covered Shares prior to the termination of the Stockholders Agreement. The

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Stockholders Agreement terminates upon the earlier of the date of termination of the Reorganization Agreement (as defined below) and the effective time of the Merger.

           Pursuant to the Agreement and Plan of Reorganization, dated as of September 12, 2002 (the "Reorganization Agreement"), Merger Sub will be merged with and into VGI (the "Merger"), with VGI continuing as the surviving corporation. The Merger has been structured as a merger of equals. Under the terms of the Reorganization Agreement, VGI's stockholders will receive, in exchange for all of the outstanding capital stock of VGI, newly issued shares of Common Stock equal to the fully diluted outstanding capitalization of the Company, which is expected to be approximately 38 million shares. The Board of Directors of each of the Company and VGI unanimously approved the Reorganization Agreement. The transaction is subject to the Company and VGI stockholders' approval, as well as other closing conditions specified in the Reorganization Agreement. VGI's largest shareholders, Human Genome Sciences, Inc. and Cato Holding Company, have approved the transaction as part of VGI's restructuring plan, and have entered into voting agreements in this regard. The Company and VGI expect the closing to occur as early as the fourth quarter of calendar 2002.

           The foregoing summaries of the Stockholders Agreement and the Reorganization Agreement are not intended to be complete and are qualified by reference to the Stockholders Agreement and the Reorganization Agreement, which are included as exhibits to this Schedule 13D and incorporated herein in their entirety by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Except as set forth below, neither Baxter, Parent, nor, to the best knowledge of Baxter and Parent, any director or executive officer of Baxter or Parent beneficially owns any other shares of Common Stock.

           (a) Baxter and Parent may be deemed to beneficially own an aggregate of 9,782,139 shares of Common Stock, which constitutes approximately 31% of the total number of outstanding shares of Common Stock. Such percentage assumes the conversion of the Series A preferred stock and Series B preferred stock into Common Stock and the exercise of the warrant for Common Stock. As of the date of this filing, the Series A preferred stock and Series B preferred stock have not been converted into Common Stock and the warrant has not been exercised for Common Stock. The Common Stock currently held by Baxter constitutes approximately 8% of the outstanding shares of Common Stock (not assuming the conversion of the Series A preferred stock and Series B preferred stock into Common Stock).

           (b) Baxter may share the power to vote and dispose of the Common Stock with Parent. As discussed in Item 4, above, Baxter has granted to VGI an irrevocable proxy to vote Baxter's shares of Common Stock on the matters described above. Therefore, Baxter and Parent may be deemed to share voting power of Baxter's shares of Common Stock with VGI. Baxter retains the power to vote the Common Stock on all other matters.

           (c) The information contained in Item 4 is incorporated herein by reference.

           (d)    Not applicable.

           (e)    Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than as described above and in the original Schedule 13D to which this amendment relates, to the knowledge of Baxter and Parent, there are no contracts, arrangements, understandings or relationships (legal

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or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

           Exhibit Description

           Exhibit 7.1 Agreement and Plan of Reorganization, dated as of September 12, 2002, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation and Vascular Genetics Inc., incorporated by reference to Exhibit 99.1 to Form 8-K of GenStar Therapeutics Corporation dated September 16, 2002.

           Exhibit 7.2 GenStar Stockholders Agreement, effective as of September 12, 2002, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation, Vascular Genetics, Inc., and the Stockholders of GenStar listed on Exhibit A to the Agreement, incorporated by reference to Exhibit C to Exhibit 99.1 to Form 8-K of GenStar Therapeutics Corporation dated September 16, 2002.

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                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

September 20, 2002                           BAXTER HEALTHCARE CORPORATION


                                             By:

                                             /s/ JAN STERN REED
                                             -----------------------------------
                                             Name:  Jan Stern Reed
                                             Title: Corporate Secretary


                                             BAXTER INTERNATIONAL INC.


                                             By:

                                             /s/ JAN STERN REED
                                             -----------------------------------
                                             Name:  Jan Stern Reed
                                             Title: Corporate Secretary

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